UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

4818 31 Street East

Edmonton International Airport, Alberta, Canada, T9E 0V6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-249680).

SUBMITTED HEREWITH

Exhibit Number	Description of Exhibit

99.1	Underwriting Agreement, dated November 11, 2020, by and among Aurora Cannabis Inc., BMO Nesbitt Burns Inc., ATB Capital Markets Inc. and CIBC World Markets Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer

Dated: November 12, 2020